Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-280772

August 15, 2024

YXT.COM GROUP HOLDING LIMITED

YXT.COM GROUP HOLDING LIMITED or the Company, has filed a registration statement on Form F-1 (including a prospectus) with the Securities and Exchange Commission, or the SEC, for the offering to which this free writing prospectus relates. The registration statement was declared effective by the SEC on August 15, 2024.

Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may obtain these documents and other documents the Company has filed for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Kingswood Capital Partners, LLC at +1-800-535-6981. You may also access the Company’s most recent prospectus dated August 7, 2024, which is included in Amendment No. 2 to the Company’s registration statement on Form F-1, as filed with the SEC on August 7, 2024, or Amendment No. 2, by visiting EDGAR on the SEC website at: https://www.sec.gov/Archives/edgar/data/1872090/000119312524195760/d196858df1a.htm.

The following information supplements and updates the information contained in the Company’s preliminary prospectus dated August 7, 2024:

Offering price	US$11.00 per ADS.

ADSs offered by us	2,273,000 ADSs (or 2,613,950 ADSs if the underwriters exercise their over-allotment option in full).

Indication of interest	Image Frame Investment (HK) Limited, our existing shareholder, has subscribed for, and has been allocated by the underwriters, an aggregate of 454,545 ADSs at the initial public offering price and on the same terms as the other ADSs being offered, representing approximately 20.0% of the ADSs being offered in this offering, assuming the underwriters do not exercise their option to purchase additional ADSs. The underwriters will receive the same underwriting discounts and commissions on any ADSs purchased by these parties as they will on any other ADSs sold to the public in this offering. See “Underwriting.”

Ordinary shares	We will issue 6,819,000 Class A ordinary shares represented by the ADSs in this offering (or 7,841,850 Class A ordinary shares represented by the ADSs if the underwriters exercise their option to purchase additional ADSs in full).

Ordinary shares outstanding immediately after this offering	163,294,773 Class A ordinary shares, par value US$0.0001 per share after taking into account the anti-dilution adjustments based on the initial public offering price of US$11.00 per ADS (or 164,317,623 Class A ordinary shares if the underwriters exercise their option to purchase additional ADSs in full after taking into account the anti-dilution adjustments based on the initial public offering price of US$11.00 per ADS, and 16,931,824 Class B ordinary shares, par value US$0.0001 per share.

Over-allotment option	We have granted the underwriters the right to purchase up to an additional 1,022,850 Class A ordinary shares from us within 30 days from the date of this prospectus, to cover over-allotments, if any, in connection with the offering.

Listing	We have been approved for listing the ADSs representing our Class A ordinary shares on the Nasdaq under the symbol “YXT”.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately US$18.0 million, or US$21.5 million if the underwriters exercise their option to purchase additional ADSs in full, after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

Payment and settlement	The underwriters expect to deliver the ADSs against payment therefor through the facilities of The Depository Trust Company on August 19, 2024.